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                                                                    EXHIBIT 99.2



I, Max Link, the Chief Executive Officer of Centerpulse Ltd., do hereby certify as follows:

                  (i) this Current Report on Form 6-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this Current Report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of Centerpulse Ltd.

Dated: August 26, 2002                           /s/ Max Link
                                                 -------------------------------
                                                 Max Link
                                                 Chief Executive Officer